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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 ENDING December 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Reigns Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Main Street Suite 901
(No. and Street)

White Plains (City) New York (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver 914-949-3282
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates,, LLP
(Name – if individual, state last, first, middle name)

1010 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14046470

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/14/14

OATH OR AFFIRMATION

I, Neil Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd

, as of

December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD M. PANERO
Notary Public, State of New York
Registration #02PA4995205
Qualified In Westchester County
Commission Expires April 20, 2014

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS PAGE NUMBER

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.GRReid.com

7600 Jericho Turnpike, Suite 400
Woodbury, New York 11797
Tel: 516.802.0100 Fax: 516.364.9600

1010 Northern Boulevard, Suite 336
Great Neck, New York 11021
Tel: 516.466.6650 Fax: 516.466.2442

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Reigns Capital, Ltd.
White Plains, New York

We have audited the accompanying financial statements of Reigns Capital, Ltd. (the Company), the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the 2013 financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reigns Capital, Ltd., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

G. R. Reid Associates, LLP

Great Neck, New York
February 18, 2014

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	107,867
Accounts receivable		50,000
Prepaid expenses		3,955
Deferred tax asset		3,000
Security deposit		1,645
TOTAL ASSETS	$	166,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	4,242
Deferred tax liability		12,000
TOTAL LIABILITIES		16,242
Stockholders' equity		
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding		5,000
Paid-in-capital		115,000
Retained earnings		30,225
TOTAL STOCKHOLDERS' EQUITY		150,225
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	166,467

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Consulting income	$ 629,304
Interest and other income	13,971
TOTAL REVENUES	643,275
EXPENSES	
Employee compensation and benefits	544,662
Professional fees	27,178
Communications	4,640
Occupancy	24,153
Pension plan expense	81,000
Other operating expenses	14,137
TOTAL EXPENSES	695,770
NET LOSS BEFORE INCOME TAX BENEFITS	(52,495)
INCOME TAX BENEFITS	42,000
NET LOSS	$ (10,495)

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid-in Capital	Retained Earnings-(Deficit)	Total
Balance - beginning	$ 5,000	$ 115,000	$ 40,720	$ 160,720
Net loss	-	-	(10,495)	(10,495)
Balance -end	$ 5,000	$ 115,000	$ 30,225	$ 150,225

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities	
Net loss	$ (10,495)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	297
Changes in operating assets and liabilities:	
Accounts receivable	39,260
Prepaid expenses	4,122
Deferred tax asset	(30,000)
Other assets	6,189
Accrued expenses	429
Pension plan payable	(10,000)
Deferred tax liability	(12,000)
Total adjustments	(1,703)
Net cash used in operating activities	(12,198)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(12,198)
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	120,065
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 107,867
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

1 - ORGANIZATION AND NATURE OF BUSINESS

Reigns Capital, Ltd. (the "Company") is a New York Corporation formed on January 12, 2004 organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2013.

The Company primarily receives revenue from consulting fees with Customers located primarily throughout the United States. Approximately 77% of its revenue is derived from one client.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes", deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Revenue Recognition

Consulting fees and interest income are recorded when earned on the accrual basis of accounting.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

4 - INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2013, the Company had available for federal income tax purposes net operating loss carryforwards of approximately $9,000. The current and deferred portions of the income tax benefits consist of the following:

Deferred income tax -benefit	($12,000)
Current income tax-benefit	(30,000)
	($42,000)

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). At December 31, 2013, the Company had net capital of $97,625 which was $92,625 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 17% as of December 31, 2013.

6 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Benefits are based on years of service and the compensation of the employees. Voluntary employee contributions are not permitted. There were no significant changes during the year ended December 31, 2013 affecting comparability.

Pension plan expense for the year ended December 31, 2013 was $81,000 and is included in other operating expenses on the statement of operations. The fair value of the defined contribution plan assets at December 31, 2013, the latest valuation date available was approximately $1,100,000.

7 - COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective October 17, 2012, the Corporation signed a new lease to commence on January 1, 2013 and to end of December 31, 2015. Included in operations for 2013 is rent expense of approximately $24,000.

Future minimum rental payments under non-cancelable operating lease are approximately as follows;

2014	$20,000
2015	21,000
	$41,000

8 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 18, 2014, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2013

REIGNS CAPITAL, LTD.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

NET CAPITAL		
Stockholders' equity	$	150,225
Add: allowable -deferred tax asset		3,000
Total capital		153,225
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		50,000
Other assets		5,600
Total nonallowable assets		55,600
Net capital before haircuts on security positions		97,625
Haircut on exempt securities		-
NET CAPITAL	$	97,625
AGGREGATE INDEBTNESS		16,242
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	92,625
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		17%

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Focus report filing as of December 31, 2013.

See notes to the financial statements

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.GRReid.com

7600 Jericho Turnpike, Suite 400
Woodbury, New York 11797
Tel: 516.802.0100 Fax: 516.364.9600

1010 Northern Boulevard, Suite 336
Great Neck, New York 11021
Tel: 516.466.6650 Fax: 516.466.2442

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Reigns Capital, Ltd.
White Plains, New York

In planning and performing our audit of the financial statements of Reigns Capital, Ltd. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency is a deficiency* or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously, However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Reigns Capital, Ltd for the year ended December 31, 2013, and this report does not affect our report thereon dated February 18, 2014.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and alternatively, greater reliance must be placed on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

G. R. Reid Associates, LLP

Great Neck, New York
February 18, 2014

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.GRReid.com

7600 Jericho Turnpike, Suite 400
Woodbury, New York 11797
Tel: 516.802.0100 Fax: 516.364.9600

1010 Northern Boulevard, Suite 336
Great Neck, New York 11021
Tel: 516.466.6650 Fax: 516.466.2442

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors and Stockholders'
Reigns Capital, Ltd
White Plains, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] of Reigns Capital, Ltd to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013 which were agreed to by Reigns Capital, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Reigns Capital, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Reigns Capital, Ltd.'s management is responsible for the Reigns Capital, Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 18, 2014

REIGNS CAPITAL, LTD.

SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2013

SIPC NET OPERATING REVENUE	$	-
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$	-
Less payment made with SIPC-4		-
PAYMENT MADE WITH SIPC-7T	$	-

See independent accountants' report on agreed-upon procedures

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066495 FINRA DEC
REIGNS CAPITAL LTD 11*11
199 MAIN ST STE 901
WHITE PLAINS NY 10601-3207

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD PANERO 914-949-3287

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REIGNS CAPITAL, LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 27 day of JANUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 643,274

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): PRIVATE PLACEMENTS - NOT REGISTERED WITH SEC
REAL ESTATE (SECT 42 LOW INCOME HOUSING TRANSACTIONS) 643,274
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)